

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 5, 2018

Dewey M. Moore, Jr.
Chief Executive Officer
Institute for Wealth Holdings, Inc.
13455 Noel Road, Suite 100
Dallas, TX 75240

> **Re: Institute for Wealth Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 22, 2017**
> **File No. 024-10780**

Dear Mr. Moore:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please ensure that in your next amendment, you include the "Preliminary Offering Circular" legend as required by Rule 254(a) of Regulation A.

Part II and III

Compensation of Directors and Executive Officers, page 52

2.   We note your revised disclosure in response to comment 12. There appear to be discrepancies among the cash compensation values reflected in the tabular disclosure for fiscal year 2017 and the salaries described under the employment agreements for Messrs. Moore and Medeiros. Please revise your disclosure to explain or reconcile the differences or, if you disagree, please tell us why you believe this is unnecessary.

3.   Please amend your offering circular to provide the tabular disclosure concerning aggregate director compensation required by Item 402(r) of Regulation S-K. Alternately, revise to provide the tabular disclosure concerning aggregate director compensation as a group described in Item 11(b) in Part II of Form 1-A.

4.   Please revise your disclosure to provide a description of the material factors related to the award or payment of incentive bonus opportunities, stock options or other plan or non-plan compensation to the named executive officers, or to the extent that these awards are discretionary, please state so.

Part F/S

Notes to Consolidated Financial Statements

Note 3. Goodwill, page 69

5.   We note your response and related revisions in connection with our comment 14. Based on the revisions, we note that you amortize your goodwill which is not allowed under U.S. GAAP pursuant to ASC 350-20-35-1. Please revise your financial statements accordingly.

Institute for Wealth Management Holdings, Inc.

Supplemental Information, page 76

6.   We note your response and related revisions starting on page 77 in connection with our comment 15. It appears that the revised disclosures are not consistent with the guidance in Rule 8-04 of Regulation S-X. Please revise or advise why you believe your disclosures comply with Rule 8-04.

Institute for Wealth Holdings, Inc.

Unaudited Financial Statements, page 84

7.   We note your response and related revised disclosures in connection with our comment 17. Please revise to disclose the related footnotes pursuant to Rule 8-03(b)(1) of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Lory Empie at (202) 551-3714 or H. Stephen Kim at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Chris Williams, Esq.